

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

November 2, 2016

George S. Davis
Executive Vice President and Chief Financial Officer
Qualcomm Incorporated
5575 Morehouse Drive
San Diego, CA 92121

   Re: Qualcomm Incorporated
     Form 8-K Dated July 20, 2016
     Filed July 20, 2016
     File No. 0-19528

Dear Mr. Davis:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        /s/ Carlos Pacho

        Carlos Pacho
        Senior Assistant Chief Accountant